UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IMMUNE DESIGN CORP.
 (Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

45252L103
 (CUSIP Number of Class of Securities of Underlying Common Stock)
Carlos Paya, M.D., Ph.D.
President and Chief Executive Officer
Immune Design Corp.
1616 Eastlake Ave. E., Suite 310
Seattle, Washington 98102
(206) 682-0645

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Laura A. Berezin
Jaime L. Chase
Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304
Telephone: (650) 843-5000
Fax: (650) 849-7400

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable
* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached are the Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement for the Annual Meeting of Stockholders of Immune Design Corp. (the “Company”), scheduled for June 13, 2018, and the related materials filed with the Securities and Exchange Commission (“SEC”) in conjunction with the Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement (the “Proxy Materials”). The Proxy Materials contain a proposal submitted for the approval of the Company’s stockholders authorizing a program that will permit the Company’s employees to exchange stock options with an exercise price equal to or greater than $5.00 per share and which were granted on or prior to December 31, 2017 pursuant to either the Company’s 2008 Equity Incentive Plan and 2014 Omnibus Incentive Plan (the “Eligible Options”) for a lesser number of options (“New Options”). The New Options will not be vested on the date of grant and will be subject to a new vesting schedule. Eligible Options with an original grant date on or prior to December 31, 2016 may be exchanged for New Options with a new two-year vesting schedule, and all other Eligible Options may be exchanged for New Options with a new three-year vesting schedule, in each case vesting in equal monthly amounts over the vesting term and subject to the optionholder’s continued service with the Company on the applicable vesting date (the “Option Exchange Program”). The New Options will have an exercise price per share equal to the closing price of the Company’s common stock as reported on The Nasdaq Global Market on the date the New Options are granted (the “Effective Date”) and will have a term that will expire seven years following the Effective Date, subject to the optionholder’s continued service with the Company. The Option Exchange Program will be available to employees, including executive officers, who hold outstanding Eligible Options and are employed at the commencement of the Option Exchange Program and on the Effective Date. The exchange ratios for the Option Exchange Program have been designed to result in a fair value of the new stock options that will be proportionate, on an aggregate basis, to the fair value of the Eligible Options that would be surrendered (based on valuation assumptions made when the Option Exchange Program was approved). The exchange ratios have been established by grouping together Eligible Options with similar exercise prices. The exchange ratios are based on the fair value of the Eligible Options (calculated using the Black-Scholes model) within the relevant grouping. Calculation of fair value takes into account variables such as the volatility of the Company’s common stock, the expected term of a stock option and interest rates. As illustrated in the table below, the applicable exchange ratios will vary based on the exercise price of the Eligible Option.

Exercise Price Range per Share	Number of Outstanding Eligible Options	Exchange Ratio (Surrendered Eligible Option to New Option)
$5.00-$14.99	1,644,726	1.50 to 1
$15.00-$29.99	523,260	1.75 to 1
$30.00-And Up	322,200	2.00 to 1
The total number of shares of common stock issuable upon exercise of New Options will be determined by dividing the number of shares underlying the surrendered Eligible Option by the applicable exchange ratio and rounding up to the nearest whole share. All New Options granted based on the foregoing exchange ratios would have an exercise price equal to the fair market value of the Company’s common stock on the Effective Date.
The Proxy Materials do not constitute an offer to holders of options to purchase the Company’s common stock to exchange their options. In the event the Company’s stockholders approve the Option Exchange Program, the Option Exchange Program may be commenced at such time as determined in the discretion of the Company’s Board of Directors, or the Board of Directors may choose not to implement the Option Exchange Program.
At the time the Option Exchange Program has commenced, the Company will provide optionholders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the SEC as part of a tender offer statement upon the commencement of the Option Exchange Program. The Company stockholders and optionholders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, the Company's stockholders and optionholders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to Immune Design Corp., Attn: Stephen Brady, Executive Vice President, Strategy & Finance, 601 Gateway Boulevard, Suite 250, South San Francisco, CA 94080.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1
Notice of Annual Meeting of Stockholders and Preliminary Proxy Statement for 2018 Annual Meeting of Stockholders of Immune Design Corp. (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 10, 2018)